CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06019173

Subject CSM nv, (SEC File No. 82-34886)

Date November 27, 2006

SUPPL

PROCESSING SECTION
RECEIVED
DEC 0 7 2006
152
SEC MAIL
WASH. D.C.

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release November 24, 2006: CSM reports share repurchase program transaction

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

12/14

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl

Press Release

CSM REPORTS SHARE REPURCHASE PROGRAM TRANSACTION

Diemen, the Netherlands, 24 November 2006 – CSM announces that it has repurchased depositary receipts of ordinary shares in CSM, as follows:

Number	Weighted average price per depositary receipt
750,000	EUR 27.4286

5,185,000 (cumulative) EUR 27.3197 (average cumulative)

This transaction is part of CSM's share repurchase program which was announced on 29 September 2006 in order to further optimize the company's capital structure. It is CSM's intention to have the repurchased shares cancelled in due course.

For the execution of the share repurchase program CSM entered into a forward purchase agreement with Fortis Bank (Nederland) N.V. CSM and the bank intend to enter into a new agreement every two weeks until the repurchase program has been completed. Shortly after every two-week period CSM will publish a press release, detailing the transaction with the bank in that period.

Under the program, CSM intends to repurchase depositary receipts of shares up to a maximum amount of EUR 190 million, with the understanding that the number of depositary receipts to be repurchased may not exceed 7 million. The program started on 2 October 2006 and will end on 31 December 2006 at the latest. In the event that on 31 December 2006 this share repurchase program will not have been fully completed, CSM intends to launch a new repurchase program early 2007.

CSM and Fortis entered into a new forward purchase agreement covering the next two weeks.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320 / +31 (0) 653527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / mobile +44 (0)7767 227506

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.